TRANSMISSÃO
PAULISTA

Data *São Paulo, July 5, 2004*

RECEIVED
2004 JUL 14 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. ***CT/F/2533/2004***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

04035479

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market, sent to CVM – Comissão de Valores Mobiliários and BOVESPA – Bolsa de Valores de São Paulo, on July 2, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 7/14

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107